BANCORP 34, INC.

8777 E. Hartford Drive, Suite 100

Scottsdale, Arizona 85255

August 11, 2023

VIA EDGAR

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Delaying Amendment for Bancorp 34, Inc.
File No. 333-273901

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 filed by Bancorp 34, Inc. (the “Company”) on August 11, 2023 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.”

No fees are required in connection with this filing. Please direct any questions or comments regarding this filing to Brennan Ryan at (404) 322-6444 of Nelson Mullins Riley & Scarborough LLP, legal counsel to the Company.

Sincerely,

/s/ James T. Crotty

Name: James T. Crotty

Title: Chief Executive Officer and President